UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                           EXCHANGE APPLICATIONS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     300867
                                 (CUSIP Number)


                                  June 24, 1999
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /___/     Rule 13d-1(b)
         /_X_/     Rule 13d-1(c)
         /___/     Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300867
================================================================================
1. Names of Reporting Persons.                               WEXFORD INSIGHT LLC
   I.R.S. Identification Nos. of Above Persons (entities only)


--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group                      (a) [ ]
   (See Instructions)                                                    (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                           Delaware

--------------------------------------------------------------------------------
Number of Shares      5. Sole Voting Power                              831, 956
Beneficially          ----------------------------------------------------------
Owned by Each         6. Shared Voting Power                                   0
Reporting             ----------------------------------------------------------
Person With           7. Sole Dispositive Power                         831, 956
                      ----------------------------------------------------------
                      8. Shared Dispositive Power                              0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person    831,956

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                    7.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                          CO

================================================================================
                                                               Page 2 of 9 Pages

CUSIP No. 300867
================================================================================
1. Names of Reporting Persons.                               CHARLES E. DAVIDSON
   I.R.S. Identification Nos. of Above Persons (entities only)


--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group                      (a) [ ]
   (See Instructions)                                                    (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
Number of Shares      5. Sole Voting Power                                     0
Beneficially          ----------------------------------------------------------
Owned by Each         6. Shared Voting Power                             831,956
Reporting             ----------------------------------------------------------
Person With           7. Sole Dispositive Power                                0
                      ----------------------------------------------------------
                      8. Shared Dispositive Power                        831,956
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person    831,956

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                    7.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                          IN

================================================================================
                                                               Page 3 of 9 Pages

CUSIP No. 300867
================================================================================
1. Names of Reporting Persons.                                  JOSEPH M. JACOBS
   I.R.S. Identification Nos. of Above Persons (entities only)


--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group                      (a) [ ]
   (See Instructions)                                                    (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
Number of Shares      5. Sole Voting Power                                     0
Beneficially          ----------------------------------------------------------
Owned by Each         6. Shared Voting Power                             831,956
Reporting             ----------------------------------------------------------
Person With           7. Sole Dispositive Power                                0
                      ----------------------------------------------------------
                      8. Shared Dispositive Power                        831,956
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person    831,956

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                    7.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                          IN

================================================================================
                                                               Page 4 of 9 Pages

CUSIP No. 300867
================================================================================
1. Names of Reporting Persons.                            WEXFORD MANAGEMENT LLC
   I.R.S. Identification Nos. of Above Persons (entities only)


--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group                      (a) [ ]
   (See Instructions)                                                    (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                        Connecticut

--------------------------------------------------------------------------------
Number of Shares      5. Sole Voting Power                                     0
Beneficially          ----------------------------------------------------------
Owned by Each         6. Shared Voting Power                             831,956
Reporting             ----------------------------------------------------------
Person With           7. Sole Dispositive Power                                0
                      ----------------------------------------------------------
                      8. Shared Dispositive Power                        831,956
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person    831,956

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                    7.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                          CO

================================================================================
                                                               Page 5 of 9 Pages

Item 1.

     (a)   The name of the issuer is EXCHANGE APPLICATIONS INC.  (the "Issuer").

     (b) The principal executive office of the Issuer is located at 89 South Street, Boston, MA 02111.

Item 2.

     (a) This statement is being filed by (i) Wexford Insight LLC, a Delaware limited liability company ("Wexford Insight"), (ii) Wexford Management LLC, a Connecticut limited liability company ("Wexford Management"), (iii) Charles B. Davidson and (iv) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons"). Pursuant to a Consulting Agreement dated as of June 1, 1996 between InSight Venture Management Inc. ("Insight") and Wexford Insight, Insight was granted a proxy to vote all of the shares of Common Stock held by Wexford Insight for certain matters until six months after the completion of a public offering of at least 25% of the capital stock of the Issuer on a fully-diluted basis. Following the completion of such public offering, Wexford Insight filed a joint Schedule 13G with Insight and its affiliates on February 11, 1999 to disclose such proxy. The proxy terminated as of June 24, 1999 and since such date, Wexford Insight has been free to vote the shares of the Common Stock owned by it in its own discretion.

     (b) The principal business and office address for the Reporting Persons is c/o Wexford Management LLC, 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06930.

     (c) Wexford Insight is a Delaware limited liability company, the members of which are private investment funds. Wexford Insight was organized for the purpose of making various investments.

           Wexford Management, a Connecticut limited liability company, is a registered Investment Advisor and the manager of certain members of Wexford Insight. Wexford Management also serves as an investment advisor or sub-advisor to certain members of Wexford Insight.

           Charles E. Davidson, a United States citizen, is chairman, a managing member and a controlling member of Wexford Management. Mr. Davidson is a controlling person or an investor in a number of private companies, including certain members of Wexford Insight.

           Joseph M. Jacobs, a United States citizen, is president, a managing member and a controlling member of Wexford Management. Mr. Jacobs is a controlling person or an investor in a number of private companies, including certain members of Wexford Insight.

     (d)   The class of  securities  to which this  statement  relates is Common
           Stock.

     (e)   The CUSIP number of the Common Stock is 300867.

Item 3.

If this statement is filed pursuant to rule 240.13d-  1(b), or  240.13d-2(b)  or
(c), check whether the person filing is a:

     (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  ___  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                                                               Page 6 of 9 Pages

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  ___  An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) ___   Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. /_X_/.

Item 4.    Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 (determined on the basis of 10,973,235 shares outstanding as of July 31, 1999).


     Wexford Insight LLC
     (a)   Amount beneficially owned: 831,956

     (b)   Percent of class: 7.6%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote: 831,956

           (ii)   Shared power to vote or to direct the vote: 0

           (iii)  Sole power to dispose or to direct the disposition of: 831,956

           (iv)   Shared power to dispose or to direct the disposition of: 0

     Charles E. Davidson
     (a)   Amount beneficially owned: 831,956

     (b)   Percent of class: 7.6%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:  0

           (ii)   Shared power to vote or to direct the vote: 831,956

           (iii)  Sole power to dispose or to direct the disposition of: 0

           (iv)   Shared power to dispose or to direct the disposition of:
                  831,956

                                                               Page 7 of 9 Pages

     Joseph M. Jacobs
     (a)   Amount beneficially owned: 831,956

     (b)   Percent of class: 7.6%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:  0

           (ii)   Shared power to vote or to direct the vote: 831,956

           (iii)  Sole power to dispose or to direct the disposition of: 0

           (iv)   Shared power to dispose or to direct the disposition of:
                  831,956

     Wexford Management LLC
     (a)   Amount beneficially owned: 831,956

     (b)   Percent of class: 7.6%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:  0

           (ii)   Shared power to vote or to direct the vote: 831,956

           (iii)  Sole power to dispose or to direct the disposition of: 0

           (iv)   Shared power to dispose or to direct the disposition of:
                  831,956

     Wexford Management may, by reason of its status as manager of Wexford Insight, be deemed to own beneficially the Common Stock benefically owned by Wexford Insight.

     Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Common Stock beneficially owned by Wexford Insight.

     Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the Common Stock beneficially owned by Wexford Insight..

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent holding Company

     Not applicable.

Item 8.    Identification and Classification of Members of the group

     Not applicable.

                                                               Page 8 of 9 Pages

Item 9.    Notice of Dissolution of Group

     Not applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated:     September 21, 1999

                                           WEXFORD INSIGHT LLC

                                           By: Wexford Management, LLC , manager

                                           By: /s/Arthur H. Amron
                                               ---------------------------------
                                                Name:  Arthur H. Amron
                                                Title:   Senior Vice President


                                           WEXFORD MANAGEMENT LLC

                                           By: /s/Arthur H. Amron
                                               ---------------------------------
                                                Name:  Arthur H. Amron
                                                Title:   Senior Vice President

                                            /s/Charles E. Davidson
                                            -----------------------------------
                                            CHARLES E. DAVIDSON

                                            /s/Joseph M. Jacobs
                                            -----------------------------------
                                            JOSEPH M. JACOBS

                                                               Page 9 of 9 Pages